Exhibit 99.1

Interxion Holding NV

Interim report

as at and for the three-month period ended

31 March 2015

Schiphol-Rijk, 7 May 2015

Financial Highlights

•	Revenue increased by 15% to €92.5 million (1Q 2014: €80.6 million).

•	Adjusted EBITDA increased by 18% to €40.6 million (1Q 2014: €34.5 million).

•	Adjusted EBITDA margin increased to 43.9% (1Q 2014: 42.9%).

•	M&A transaction costs were €6.9 million before tax.

•	Net profit decreased to €4.4 million (1Q 2014: €10.4 million).

•	Earnings per diluted share were €0.06 (1Q 2014: €0.15).

•	Capital Expenditures, including intangible assets(1), were €67.6 million (1Q 2014: €57.0 million).

Operating Highlights

•	Equipped Space increased by 1,300 square metres to 94,800 square metres.

•	Revenue Generating Space increased by 3,000 square metres to 74,000 square metres.

•	Utilisation Rate at the end of the quarter was 78%.

•	Completed Expansion projects in Amsterdam and Vienna.

•	Completed purchase of Vienna campus.

Quarterly Review

Revenue in the first quarter of 2015 was €92.5 million, a 15% increase over the first quarter of 2014 and a 3% increase over the fourth quarter of 2014. Recurring revenue was €87.1 million, a 15% increase over the first quarter of 2014 and a 4% increase over the fourth quarter of 2014. Recurring revenue in the quarter was 94% of total revenue.

Cost of sales in the first quarter of 2015 was €36.3 million, an 11% increase over the first quarter of 2014 and a 2% decrease over the fourth quarter of 2014.

Gross profit was €56.2 million in the first quarter of 2015, a 17% increase over the first quarter of 2014 and a 6% increase over the fourth quarter of 2014. Gross profit margin in the first quarter of 2015 was 60.8%, compared with 59.6% in the first quarter of 2014 and 58.9% in the fourth quarter of 2014.

Sales and marketing costs in the first quarter of 2015 were €6.7 million, up 14% compared to the first quarter of 2014 and a 2% increase over the fourth quarter of 2014.

Other general and administrative costs(2) were €8.9 million, a 17% increase compared to the first quarter of 2014 and a 15% increase compared to the fourth quarter of 2014.

Adjusted EBITDA for the first quarter of 2015 was €40.6 million, up 18% compared to the first quarter of 2014 and a 5% increase compared to the fourth quarter of 2014. Adjusted EBITDA margin was 43.9% in the first quarter of 2015 compared to 42.9% in the first quarter of 2014 and 43.0% in the fourth quarter of 2014.

Depreciation, amortisation, and impairments in the first quarter of 2015 was €18.2 million, an increase of 30% compared to the first quarter of 2014 and an increase of 5% from the fourth quarter of 2014.

Operating profit during the first quarter of 2015 was €13.4 million, a decrease of 33% compared to the first quarter of 2014 and a decrease of 29% from the fourth quarter of 2014. M&A transaction costs relating to the

(1)	Capital expenditures, including intangible assets, represent payments to acquire property, plant, and equipment and intangible assets, as recorded in the consolidated statement of cash flows as “Purchase of property, plant and equipment” and “Purchase of intangible assets” respectively.
(2)	Other general administrative costs represents general and administrative costs excluding depreciation, amortisation, impairments, share based payments, M&A transaction costs, and increase/(decrease) in provision for onerous lease contracts.

2	Interim Report: Three-month period ended 31 March 2015 This Interim Report is unaudited previously announced transaction with TelecityGroup were €6.9 million in the first quarter of 2015. Excluding M&A transaction costs, operating profit was €20.3 million in the first quarter of 2015, an increase of 2% compared to the first quarter of 2014 and an increase of 6% compared to the fourth quarter of 2014.

Net finance costs for the first quarter of 2015 were €6.6 million, a 22% increase compared to the first quarter of 2014, and a 18% decrease compared to the fourth quarter of 2014.

Income tax expense for the first quarter of 2015 was €2.4 million, a 43% decrease compared to the first quarter of 2014, and a 30% decrease compared to the fourth quarter of 2014.

Net profit was €4.4 million in the first quarter of 2015, a 57% decrease compared to €10.4 million in the first quarter of 2014, and a 40% decrease compared to €7.4 million in the fourth quarter of 2014.

Adjusted net profit(3), was €8.9 million in the first quarter of 2015, a 9% decrease compared to the first quarter of 2014, and a 23% increase compared to the fourth quarter of 2014.

Cash generated from operations, defined as cash generated from operating activities before interest and corporate income tax payments and receipts, was €34.2 million in the first quarter of 2015, slightly lower than the first quarter of 2014, and a 16% decrease from the fourth quarter of 2014.

Capital expenditures, including intangible assets and the purchase of the Vienna campus, were €67.6 million in the first quarter of 2015 compared to €57.0 million in the first quarter of 2014 and €47.8 million in the fourth quarter of 2014.

Cash and cash equivalents were €54.0 million at 31 March 2015, compared to €99.9 million at year end 2014. Total borrowings, net of deferred revolving facility financing fees, were €541.7 million at 31 March 2015 compared to €560.6 million at year end 2014. As of 31 March 2015, the company’s revolving credit facility was undrawn.

Equipped space at the end of the first quarter of 2015 was 94,800 square metres compared to 82,900 square metres at the end of first quarter of 2014 and 93,500 square metres at the end of the fourth quarter 2014. Utilisation rate, the ratio of revenue-generating space to equipped space, was 78% at the end of the first quarter of 2015, compared with 74% at the end of the first quarter of 2014 and 76% at the end of the fourth quarter of 2014.

(3)	We define Adjusted Net Profit as net profit excluding the impact of the refinancing charge, capitalised interest, deferred tax adjustments, Dutch crisis tax, M&A transaction costs, increase/decrease in provision for onerous lease contracts, and the related corporate income tax effect.

Interim Report: Three-month period ended 31 March 2015 This Interim Report is unaudited	3

About Interxion

Interxion (NYSE: INXN) is a leading provider of carrier and cloud-neutral colocation data centre services in Europe, serving a wide range of customers through 39 data centres in 11 European countries. Interxion’s uniformly designed, energy efficient data centres offer customers extensive security and uptime for their mission-critical applications.

With over 500 connectivity providers, 20 European Internet exchanges, and most leading cloud and digital media platforms across its footprint, Interxion has created connectivity, cloud, content and finance hubs that foster growing customer communities of interest. For more information, please visit www.interxion.com.

4	Interim Report: Three-month period ended 31 March 2015 This Interim Report is unaudited

Further Information for Noteholders

This Interim Report was prepared in accordance with the indenture (the “Indenture”) dated as of 3 July 2013 among Interxion Holding NV, as Issuer, the guarantors named therein, The Bank of New York Mellon, London Branch, as Trustee, principal paying agent and transfer agent; The Bank of New York Mellon (Luxembourg) S.A., as Luxembourg paying agent and registrar, and Barclays Bank PLC, as Security Trustee.

The information in this Interim Report may contain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Such statements are based on current expectations that involve risks and uncertainties. Any statements contained herein that are not statements of historical fact may be deemed to be forward-looking statements. For example, the words “believes”, “anticipates”, “plans”, “expects”, “intends”, and similar expressions are intended to identify forward-looking statements. Our actual results and the timing of certain events may differ significantly from the results discussed in the forward-looking statements. Factors that might cause such differences include, but are not limited to, the difficulty of reducing operating expenses in the short term, inability to utilise the capacity of newly planned data centres and data centre expansions, significant competition, the cost and supply of electrical power, data centre industry over-capacity, performance under service-level agreements, and other risks described from time to time in Interxion’s filings with the Securities and Exchange Commission. All forward-looking statements in this document are based on information available to us as of the date of this Interim Report and we assume no obligation to update any such forward-looking statements.

Use of Non-IFRS Information

EBITDA is defined as operating profit plus depreciation, amortisation and impairment of assets. We define Adjusted EBITDA as EBITDA adjusted to exclude share-based payments, increase/decrease in provision for onerous lease contracts, M&A transaction costs and income from sub-leases on unused data centre sites. Adjusted EBITDA margin is defined as Adjusted EBITDA as a percentage of revenue. We present EBITDA, Adjusted EBITDA and Adjusted EBITDA margin as additional information because we understand that they are measures used by certain investors and because they are used in our financial covenants in the €100 million revolving facility and €475 million 6.00% Senior Secured Notes due 2020. A reconciliation from Net profit to EBITDA and EBITDA to Adjusted EBITDA is provided in the notes to our consolidated interim income statement included elsewhere in this interim report.

Adjusted Net Profit is defined as Net Profit/loss adjusted to exclude the impact of the refinancing charges, deferred tax adjustments, Dutch crisis tax, adjustments to onerous leases, M&A transaction costs, capitalised interest, and related corporate income tax effect.

Other companies may, however, present EBITDA, Adjusted EBITDA, Adjusted EBITDA margin and Adjusted Net Profit differently than we do. EBITDA, Adjusted EBITDA, Adjusted EBITDA margin and Adjusted Net Profit are not measures of financial performance under IFRS and should not be considered as an alternative to operating profit or as a measure of liquidity or an alternative to net income as indicators of our operating performance or any other measure of performance derived in accordance with IFRS.

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Adjusted diluted earnings per share amounts are determined on Adjusted Net Profit. A reconciliation from reported Net profit to Adjusted Net Profit is provided below.

	For the three months ended
	31 Mar 2015	31 Mar 2014
	(€ in millions - except per share data)
Net Profit - as reported	4.4	10.4
Add back
+ M&A transaction costs	6.9	—

	6.9	—

Reverse

- Adjustments to onerous lease	(0.1)	—
- Interest Capitalised	(0.9)	(0.8)

	(1.0)	(0.8)

Tax effect of above add backs & reversals	(1.4)	0.2

Adjusted Net Profit	8.9	9.8

Reported Basic EPS: (€)	0.06	0.15
Reported Diluted EPS: (€)	0.06	0.15

Adjusted Basic EPS: (€)	0.13	0.14
Adjusted Diluted EPS: (€)	0.13	0.14

6	Interim Report: Three-month period ended 31 March 2015 This Interim Report is unaudited

Consolidated Interim Income Statement

		For the three months ended
		31 Mar 2015	31 Mar 2014
	Note	€’000	€’000
Revenue	5	92,482	80,610
Cost of sales	5	(36,282)	(32,578)

Gross profit		56,200	48,032
Other income	5	63	60
Sales and marketing costs	5	(6,679)	(5,880)
General and administrative costs	5	(36,159)	(22,231)

Operating profit		13,425	19,981
Finance income	6	1,208	67
Finance expense	6	(7,793)	(5,468)

Profit before taxation		6,840	14,580
Income tax expense	7	(2,415)	(4,221)

Profit for the period attributable to shareholders		4,425	10,359

Earnings per share
Basic earnings per share: (€)		0.06	0.15
Diluted earnings per share: (€)		0.06	0.15

The accompanying notes form an integral part of these consolidated interim financial statements.

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Consolidated Interim Statement of Comprehensive Income

	For the three months ended
	31 Mar 2015	31 Mar 2014
	€’000	€’000
Profit for the period attributable to shareholders	4,425	10,359
Other comprehensive income
Items that are, or may be, reclassified subsequently to profit or loss:

Foreign currency translation differences	13,943	381
Effective portion of changes in fair value of cash flow hedge	(36)	(141)
Tax on items that are, or may be, reclassified subsequently to profit or loss	(1,178)	28

Other comprehensive income/(loss) for the period, net of tax	12,729	268

Total comprehensive income attributable to shareholders	17,154	10,627

The foreign currency translation differences are primarily related to exchange rate differences on equities in GBP and CHF, partially offset by differences on equity in SEK.

The accompanying notes form an integral part of these consolidated interim financial statements.

8	Interim Report: Three-month period ended 31 March 2015 This Interim Report is unaudited

Consolidated Interim Statement of Financial Position

As at		31 Mar 2015	31 Dec 2014
	Note	€’000	€’000
Non-current assets
Property, plant and equipment	8	944,232	895,184
Intangible assets		21,055	18,996
Deferred tax assets		31,107	30,064
Financial assets		774	774
Other non-current assets		7,180	5,750

		1,004,348	950,768

Current assets
Trade and other current assets		128,781	120,762
Short term investments		1,650	1,650
Cash and cash equivalents		53,982	99,923

		184,413	222,335

Total assets		1,188,761	1,173,103

Shareholders’ equity
Share capital		6,956	6,932
Share premium		499,181	495,109
Foreign currency translation reserve		23,193	10,440
Hedging reserve, net of tax		(271)	(247)
Accumulated deficit		(71,664)	(76,089)

		457,395	436,145

Non-current liabilities
Trade payables and other liabilities		12,353	12,211
Deferred tax liabilities		9,217	7,029
Provision for onerous lease contracts		625	1,491
Borrowings	10	540,319	540,530

		562,514	561,261

Current liabilities
Trade payables and other liabilities		157,930	146,502
Income tax liabilities		5,153	4,690
Provision for onerous lease contracts		3,423	3,443
Borrowings	10	2,346	21,062

		168,852	175,697

Total liabilities		731,366	736,958

Total liabilities and shareholders’ equity		1,188,761	1,173,103

The accompanying notes form an integral part of these consolidated interim financial statements.

Interim Report: Three-month period ended 31 March 2015 This Interim Report is unaudited	9

Consolidated Interim Statement of Changes in Shareholders’ Equity

	Share capital	Share premium	Foreign currency translation reserve	Hedging reserve	Accumu- lated deficit	Total equity
	€’000	€’000	€’000	€’000	€’000	€’000
Balance at 1 January 2015	6,932	495,109	10,440	(247)	(76,089)	436,145
Profit for the period	—	—	—	—	4,425	4,425
Other comprehensive income/(loss), net of tax	—	—	12,753	(24)	—	12,729

Total comprehensive income	—	—	12,753	(24)	4,425	17,154

Exercise of options	24	2,122	—	—	—	2,146
Share-based payments	—	1,950	—	—	—	1,950

Total contribution by, and distributions to, owners of the Company	24	4,072	—	—	—	4,096

Balance at 31 March 2015	6,956	499,181	23,193	(271)	(71,664)	457,395

Balance at 1 January 2014	6,887	485,347	6,757	60	(111,149)	387,902
Profit for the period	—	—	—	—	10,359	10,359
Other comprehensive income, net of tax	—	—	363	(95)	—	268

Total comprehensive income	—	—	363	(95)	10,359	10,627

Exercise of options	3	253	—	—	—	256
Share-based payments	—	530	—	—	—	530

Total contribution by, and distributions to, owners of the Company	3	783	—	—	—	786

Balance at 31 March 2014	6,890	486,130	7,120	(35)	(100,790)	399,315

The accompanying notes form an integral part of these consolidated interim financial statements.

10	Interim Report: Three-month period ended 31 March 2015 This Interim Report is unaudited

Consolidated Interim Statement of Cash Flows

INTERXION HOLDING NV

CONSOLIDATED STATEMENT OF CASH FLOWS

(in €’000 — except where stated otherwise)

(unaudited)

	Three Months Ended
	31 Mar 2015	31 Mar 2014
Profit for the period	4,425	10,359
Depreciation, amortisation and impairments	18,215	13,981
Provision for onerous lease contracts	(925)	(819)
Share-based payments	2,241	643
Net finance expense	6,585	5,401
Income tax expense	2,415	4,221

	32,956	33,786
Movements in trade and other current assets	(1,631)	(800)
Movements in trade and other liabilities	2,874	1,306

Cash generated from operations	34,199	34,292
Interest and fees paid (*)	(13,574)	(10,826)
Interest received	49	67
Income tax paid	(2,320)	(358)

Net cash flows from operating activities	18,354	23,175

Cash flows from investing activities
Purchase of property, plant and equipment	(65,318)	(56,391)
Purchase of intangible assets	(2,252)	(614)

Net cash flows from investing activities	(67,570)	(57,005)

Cash flows from financing activities
Proceeds from exercised options	2,178	256
Repayment of mortgages	(320)	(167)
Proceeds Revolving Facility	—	30,000
Repayment of other borrowings	—	(11)

Net cash flows from financing activities	1,858	30,078
Effect of exchange rate changes on cash	1,417	1

Net movement in cash and cash equivalents	(45,941)	(3,751)
Cash and cash equivalents, beginning of period	99,923	45,690

Cash and cash equivalents, end of period	53,982	41,939

(*)	Interest paid is reported net of cash interest capitalized, which is reported as part of “Purchase of property, plant and equipment”.

The accompanying notes form an integral part of these consolidated interim financial statements.

Interim Report: Three-month period ended 31 March 2015 This Interim Report is unaudited	11

Notes to the Consolidated Interim Financial Statements

1	The Company

Interxion Holding NV (the “Company”) is domiciled in The Netherlands. The address of the Company’s registered office is Tupolevlaan 24, 1119 NX, Schiphol-Rijk, The Netherlands. The Consolidated Interim Financial Statements of the Company as at and for the three month periods ended 31 March 2015 comprise the Company and its subsidiaries (together referred to as the “Group”). The Group is a leading pan-European operator of carrier neutral Internet data centres.

2	Basis of preparation

a) Statement of compliance

The Consolidated Interim Financial Statements have been prepared in accordance with International Financial Reporting Standards (IFRS) IAS 34 Interim Financial Reporting. They do not include all the information required for full annual financial statements, and should be read in conjunction with the audited Consolidated Financial Statements of the Group as at and for the year ended 31 December 2014; these are contained in the 2014 Annual Report (Form 20-F) as filed with the Securities and Exchange Commission on 28 April 2015, which is publicly available on the company’s website – www.interxion.com, or from the SEC website – www.sec.gov.

b) Estimates, judgment and seasonality

The preparation of Consolidated Interim Financial Statements requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets and liabilities, income and expense. Actual results may differ from these estimates. Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognised in the period in which the estimates are revised and in any future periods affected.

Judgements, estimates and assumptions applied by management in preparing these Consolidated Interim Financial Statements are based on circumstances as at 31 March 2015 and Interxion operating as a stand-alone company. The closing of the intended transaction with Telecity Group plc (hereafter: “TelecityGroup”) may have an impact in the future on the judgements, estimates and assumptions as applied by management in preparing our financial statements. Reference is made to Note 12 - Implementation Agreement with TelecityGroup, and Note 13 - Subsequent Event.

In preparing these Consolidated Interim Financial Statements, the significant judgments made by management in applying the Group’s accounting policies and the key sources of estimation uncertainty were the same as those applied to the Consolidated Financial Statements as at and for the year ended 31 December 2014 in the 2014 Annual Report (Form 20-F).

The Group’s operations are not significantly exposed to seasonality.

3	Significant accounting policies

The accounting policies applied by the Group in these Consolidated Interim Financial Statements are the same as those applied by the Group in its Consolidated Financial Statements as at and for the year ended 31 December 2014 in the 2014 Annual Report (Form 20-F), as amended to include new Standards and Interpretations effective as of 1 January 2015. Compared with the accounting principles as applied in the 2014 financial statements these new Standards and Interpretations did not have a significant impact on the financial position or performance of the Group.

12	Interim Report: Three-month period ended 31 March 2015 This Interim Report is unaudited

4	Financial risk management

The Group’s financial risk management objectives and policies are consistent with those disclosed in the audited Consolidated Financial Statements in the 2014 Annual Report (Form 20-F).

5	Information by segment

Operating segments are to be identified on the basis of internal reports about components of the Group that are regularly reviewed by the chief operating decision maker in order to allocate resources to the segments and to assess their performance. Management monitors the operating results of its business units separately for the purpose of making decisions about performance assessments.

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The performance of the operating segments is primarily based on the measures of revenue, EBITDA and Adjusted EBITDA. Other information provided, except as noted below, to the Board of Directors is measured in a manner consistent with that in the financial statements.

	FR, DE	Rest of		Corporate
For the three months ended 31 March 2015	NL and UK	Europe	Subtotal	and other	Total
	€’000	€’000	€’000	€’000	€’000
Recurring revenue	54,983	32,068	87,051	—	87,051
Non-recurring revenue	3,627	1,804	5,431	—	5,431
Revenue	58,610	33,872	92,482	—	92,482
Cost of sales	(22,293)	(11,989)	(34,282)	(2,000)	(36,282)

Gross profit/(loss)	36,317	21,883	58,200	(2,000)	56,200
Other income	63	—	63	—	63
Sales and marketing costs	(1,806)	(1,357)	(3,163)	(3,516)	(6,679)
General and administrative costs	(15,091)	(7,179)	(22,270)	(13,889)	(36,159)

Operating profit/(loss)	19,483	13,347	32,830	(19,405)	13,425
Net finance expense					(6,585)

Profit before tax					6,840

Total assets	824,515	312,666	1,137,181	51,580	1,188,761
Total liabilities	181,390	58,898	240,288	491,078	731,366
Capital expenditure, including intangible assets*	(33,766)	(33,125)	(66,891)	(679)	(67,570)
Depreciation, amortisation, impairments	(11,717)	(5,435)	(17,152)	(1,063)	(18,215)
Adjusted EBITDA	31,370	18,978	50,348	(9,743)	40,605

For the three months ended 31 March 2014	FR, DE NL and UK	Rest of Europe	Subtotal	Corporate and other	Total
	€’000	€’000	€’000	€’000	€’000
Recurring revenue	47,640	28,231	75,871	—	75,871
Non-recurring revenue	3,132	1,607	4,739	—	4,739
Revenue	50,772	29,838	80,610	—	80,610
Cost of sales	(19,417)	(11,277)	(30,694)	(1,884)	(32,578)

Gross profit/(loss)	31,355	18,561	49,916	(1,884)	48,032
Other income	60	—	60	—	60
Sales and marketing costs	(1,700)	(1,268)	(2,968)	(2,912)	(5,880)
General and administrative costs	(11,431)	(5,825)	(17,256)	(4,975)	(22,231)

Operating profit/(loss)	18,284	11,468	29,752	(9,771)	19,981
Net finance expense					(5,401)

Profit before tax					14,580

Total assets	645,929	237,874	883,803	57,855	941,658
Total liabilities	138,082	43,981	182,063	360,280	542,343
Capital expenditure, including intangible assets*	(43,592)	(12,683)	(56,275)	(730)	(57,005)
Depreciation, amortisation, impairments	(8,919)	(4,280)	(13,199)	(782)	(13,981)
Adjusted EBITDA	27,294	15,798	43,092	(8,547)	34,545

*	Capital expenditure, including intangible assets, represents payments to acquire property, plant and equipment and intangible assets, as recorded in the consolidated statement of cash flows as “Purchase of property, plant and equipment” and “Purchase of intangible assets,” respectively.

14	Interim Report: Three-month period ended 31 March 2015 This Interim Report is unaudited

Reconciliation to adjusted EBITDA

	For the three months ended
	31 Mar	31 Mar
	2015	2014
Consolidated	€’000	€’000
Profit for the period attributable to shareholders	4,425	10,359
Income tax expense	2,415	4,221

Profit before taxation	6,840	14,580
Finance income	(1,208)	(67)
Finance expense	7,793	5,468

Operating profit	13,425	19,981
Depreciation, amortisation and impairments	18,215	13,981

EBITDA(1)	31,640	33,962
Share-based payments	2,241	643
Increase/(decrease) in provision for onerous lease contracts	100	—
M&A transaction costs(2)	6,887	—
Income from sub-leases of unused data centre sites	(63)	(60)

Adjusted EBITDA(1)	40,605	34,545

	For the three months ended
	31 Mar	31 Mar
	2015	2014
FR, DE, NL and UK	€’000	€’000
Operating profit	19,483	18,284
Depreciation, amortisation and impairments	11,717	8,919

EBITDA(1)	31,200	27,203
Share-based payments	333	151
Increase/(decrease) in provision for onerous lease contracts	100	—
Income from sub-leases of unused data centre sites	(63)	(60)

Adjusted EBITDA(1)	31,370	27,294

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	For the three months ended
	31 Mar	31 Mar
	2015	2014
Rest of Europe	€’000	€’000
Operating profit	13,347	11,468
Depreciation, amortisation and impairments	5,435	4,280

EBITDA(1)	18,782	15,748
Share-based payments	196	50

Adjusted EBITDA(1)	18,978	15,798

	For the three months ended
	31 Mar	31 Mar
	2015	2014
Corporate and other	€’000	€’000
Operating profit/(loss)	(19,405)	(9,771)
Depreciation, amortisation and impairments	1,063	782

EBITDA(1)	(18,342)	(8,989)
Share-based payments	1,712	442
M&A transaction costs(2)	6,887	—

Adjusted EBITDA(1)	(9,743)	(8,547)

(1)	EBITDA is defined as operating profit plus depreciation, amortisation and impairment of assets. We define Adjusted EBITDA as EBITDA adjusted to exclude share-based payments, increase/decrease in provision for onerous lease contracts, M&A transaction costs and income from sub-leases on unused data centre sites. We present EBITDA and Adjusted EBITDA as additional information because we understand that they are measures used by certain investors and because they are used in our financial covenants in our €100 million revolving facility and €475 million 6.00% Senior Secured Notes due 2020. Other companies may, however, present EBITDA and Adjusted EBITDA differently. EBITDA and Adjusted EBITDA are not measures of financial performance under IFRS and should not be considered as an alternative to operating profit or as a measure of liquidity, or an alternative to net income as indicators of our operating performance or any other measure of performance implemented in accordance with IFRS.
(2)	“M&A Transaction costs” represents expenses associated with the implementation agreement (“Implementation Agreement”) signed on 9 March 2015 with TelecityGroup. The transaction will be structured as an implementation offer by TelecityGroup to acquire all the issued and to be issued share capital of Interxion Holding N.V.

16	Interim Report: Three-month period ended 31 March 2015 This Interim Report is unaudited

6	Finance income and expense

	For the three months ended
	31 Mar 2015	31 Mar 2014
	€’000	€’000
Foreign currency exchange gains	1,178	—
Bank and other interest	30	67

Finance income	1,208	67

Interest expense on Senior Secured Notes, bank and other loans	(6,583)	(4,533)
Interest expense on finance leases	(720)	(457)
Interest expense on provision for onerous lease contracts	(39)	(68)
Other financial expenses	(451)	(394)
Foreign currency exchange losses	—	(16)

Finance expense	(7,793)	(5,468)

Net finance expense	(6,585)	(5,401)

The “Interest expense on provision for onerous lease contracts” relates to the unwinding of the discount rate used to calculate the “Provision for onerous lease contracts”.

7	Income tax expense

The Group’s consolidated effective tax rate of 35%, in respect of continuing operations for the three months ended 31 March 2015, was affected by the non-tax-deductible share-based payment expenses (the effective tax rate for the three months ended 31 March 2014: 29%).

8	Property, plant and equipment

Acquisitions

During the three months ended 31 March 2015, the Group acquired data-centre-related assets at a cost of €53,600,000 (three months ended 31 March 2014: €59,900,000).

Capitalised interest relating to borrowing costs for the three months ended 31 March 2015 amounted to €923,000 (three months ended 31 March 2014: €817,000). The cash effect of the interest capitalised for the three months ended 31 March 2015 amounted to €1,969,000, which in the Statement of Cash Flows is presented under “Purchase of property, plant and equipment” (three months ended 31 March 2014: €750,000).

Interim Report: Three-month period ended 31 March 2015 This Interim Report is unaudited	17

Capital commitments

At 31 March 2015, the Group had outstanding capital commitments of €73,200,000. These commitments are expected to be substantially settled during the remainder of 2015.

9	Financial Instruments

Fair values versus carrying amounts

As of 31 March 2015, the market price of the 6.00% Senior Secured Notes due 2020 was 108.034 (31 March 2014: 108.443). Using this market price, the fair value of the Senior Secured Notes due 2020 would have been approximately €514 million (31 March 2014: €352 million), compared with their nominal value of €475 million (31 March 2014: €325 million).

At 31 March 2015, the Group had a financial asset carried at fair value, its investment in iStreamPlanet Inc. Furthermore the Group had a cash flow hedge carried at a negative fair value, to hedge the interest rate risk of part of two mortgages.

As of 31 March 2015, the fair value of all mortgages were equal to their carrying amount of €31.2 million. As of 31 March 2015, the fair value of the financial lease liabilities were €41.8 million compared with the carrying amount of €34.3 million.

The carrying amounts of other financial assets and liabilities approximate their fair value.

Fair values and hierarchy

The Company regularly reviews significant unobservable inputs and valuation adjustments. If third party information, such as broker quotes or pricing services, is used to measure fair values, then the Company assesses the evidence obtained from the third parties to support the conclusion that such valuations meet the requirements of IFRS, including the level in the fair value hierarchy in which such valuations should be classified. Significant valuation issues are reported to the Company’s Audit Committee.

When measuring the fair value of an asset or a liability, the Company uses observable market data to the extent possible. Fair values are categorised into different levels in a fair value hierarchy based on the inputs used in the valuation techniques as follows:

Level 1:	quoted prices (unadjusted) in active markets for identical assets or liabilities.

Level 2:	inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (i.e., as prices) or indirectly (i.e., derived from prices).

Level 3:	inputs for the asset or liability that are not based on observable market data (unobservable inputs).

If the inputs used to measure the fair value of an asset or a liability fall into different levels of the fair value hierarchy, then the fair value measurement is categorised in its entirety in the same level of the fair value hierarchy as the lowest level input that is significant to the entire measurement. The Company recognises transfers between levels of the fair value hierarchy at the end of the reporting period during which the change has occurred.

18	Interim Report: Three-month period ended 31 March 2015 This Interim Report is unaudited

The values of the instruments are:

	Carrying value	Fair value
		Level 1	Level 2	Level 3
31 March 2015

Senior secured notes 6.00% due 2020	(475,608)	(514,000)	—	—
Finance leases	(34,265)	—	(41,802)	—
Mortgages	(31,187)	—	(31,187)	—
Interest rate swap	(405)	—	(405)	—
Financial asset	774	—	—	774

31 December 2014

Senior secured notes 6.00% due 2020	(475,643)	(499,000)	—	—
Finance leases	(52,857)	—	(60,200)	—
Mortgages	(31,487)	—	(31,487)	—
Interest rate swap	(368)	—	(368)	—
Financial asset	774	—	—	774

No changes in levels of hierarchy, or transfers between levels, occurred in the reporting period. Fair values were obtained from quoted market prices in active markets or, where no active market exists, by using valuation techniques. Valuation techniques include discounted cash flow models using inputs as market interest rates and cash flows.

10	Borrowings

As at 31 March 2015, our €100.0 million revolving facility was undrawn.

11	Related party transactions

In the first quarter of 2015, 75,000 restricted shares have been granted to key management of which 25,000 vested in the first quarter of 2015. Half of the remaining 50,000 restricted shares will vest on 1 March 2016 and the other 25,000 will vest on 1 March 2017. Upon a change of control, these performance shares will vest immediately.

In the first quarter of 2015, the Board of Directors approved a conditional award of 65,459 performance shares to certain members of key management, excluding the CEO, under the terms and conditions of the Company’s 2013 Amended International Equity Based Incentive Plan.

12	Implementation Agreement with TelecityGroup

On 9 March 2015, the Company and TelecityGroup announced that they entered into the Implementation Agreement. The transaction will be structured as an offer by TelecityGroup to acquire all the issued and to be issued share capital of Interxion Holding N.V.

Interxion shareholders will receive 2.3386 new TelecityGroup shares per Interxion share. As a result, TelecityGroup shareholders will own approximately 55%, and

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Interxion shareholders approximately 45%, of the combined group. The primary listing for the combined group will be on the London Stock Exchange with a U.S. listing for TelecityGroup’s existing ADR programme contemplated on either the New York Stock Exchange or NASDAQ.

Due to its size, the proposed all-share transaction is a Class 1 transaction under the UK Listing Rules and therefore requires the approval of TelecityGroup shareholders. Completion of the transaction will also be subject, amongst other things, to TelecityGroup having received valid acceptances for at least 95 per cent of the total issued share capital of Interxion (or, at TelecityGroup’s election, not less than 80 per cent, except with Interxion’s prior written consent) and all relevant regulatory and anti-trust approvals.

Prior to launching the tender offer, TelecityGroup and its advisers must prepare a number of documents for filing as part of the US registration and listing process, and Interxion shall undertake consultations on the proposed transaction with relevant works councils, trade unions and other employee organisations.

Judgments, estimates and assumptions applied by management in preparing these financial statements are based on circumstances as of 31 March 2015 and based on Interxion operating as a stand-alone company. In the event the proposed transaction with TelecityGroup is completed, it may impact future judgments, estimates and assumptions, as applied by management in preparing our financial statements. Given the fact that the transaction is in an early stage of the merger process, the financial impact cannot be measured in a reliable way.

Pursuant to the Implementation Agreement, we are, among other things, restricted in our ability to: (i) create, allot, issue, redeem or repurchase any share, loan capital or other security; (ii) declare, make or pay dividends or other distributions; (iii) borrow any money (other than by bank overdraft or similar facility or revolving loan facility in the ordinary course of business) and enter into certain derivative instruments; (iv) incur, with respect to 2015 only, any capital expenditure in excess of an aggregate amount of GBP 10 million in any consecutive six-month period, unless such expenditure is foreseen in: (A) any published guidance given to investors prior to the date of this Agreement; or (B) a business plan, budget or other planning document adopted before February 11, 2015; (v) grant loans and financial facilities or modify the terms of existing loans and financial facilities for the benefit of any person; and (vi) make certain acquisitions or dispositions.

13	Subsequent Event

On 7 May 2015 TelecityGroup announced that it has received an approach from Equinix, Inc. regarding a possible offer for TelecityGroup. The Board of TelecityGroup has determined that it is required by virtue of its fiduciary duties to enter into discussions with Equinix and has decided to permit Equinix to undertake a short period of due diligence. Pursuant to the terms of the Implementation Agreement, TelecityGroup’s entrance into discussions with Equinix releases Interxion from its exclusivity obligations with TelecityGroup during the pendency of the discussions.

No Offer or Solicitation

This communication is not intended to and does not constitute an offer to sell or the solicitation of an offer to subscribe for or buy or an invitation to purchase or subscribe for any securities or the solicitation of any vote in any jurisdiction pursuant to the proposed transactions or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, and applicable United Kingdom regulations. Subject to certain exceptions to be approved by the relevant regulators or certain facts to be ascertained, the public offer will not be made directly or indirectly, in or into any jurisdiction where to do so would constitute a violation of the laws of such jurisdiction, or by use of the mails or by any means or instrumentality (including without limitation, facsimile transmission, telephone and the internet) of interstate or foreign commerce, or any facility of a national securities exchange, of any such jurisdiction. No prospectus is required in accordance with Directive 2003/71/EC, as amended, in connection with this communication.

Important Information

TelecityGroup has not commenced and may not make an offer to purchase Interxion shares as described in this communication. In the event that TelecityGroup makes an offer (as the same may be varied or extended in accordance with applicable law), TelecityGroup will file a registration statement on Form F-4, which will include a prospectus and joint proxy statement of TelecityGroup and Interxion, and a Tender Offer statement on Schedule TO (the “Schedule TO”). If an offer is made it will be made exclusively by means of, and subject to, the terms and conditions set out in, an offer document containing and setting out the terms and conditions of the offer and a letter of transmittal and form of acceptance to be delivered to Interxion, filed with the SEC and mailed to Interxion shareholders. Any offer in the United States will be made by TelecityGroup or an affiliate of TelecityGroup and not by any other person.

The release, publication or distribution of this communication in certain jurisdictions may be restricted by law and therefore persons in such jurisdictions into which this communication is released, published or distributed should inform themselves about and observe such restrictions.

IF AN OFFER IS MADE, SHAREHOLDERS OF INTERXION ARE URGED TO READ ANY DOCUMENTS REGARDING THE OFFER WHEN THEY BECOME AVAILABLE (INCLUDING THE EXHIBITS THERETO) AS THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE OFFER.

If an offer is made, the registration statement, the joint proxy statement, the Schedule TO and other related documents will be available electronically without charge at the SEC’s website, www.sec.gov, after they have been filed. Any materials filed with the SEC may also be obtained without charge at TelecityGroup’s website, www.telecitygroup.com. This communication does not constitute an offer or a solicitation in any jurisdiction in which such offer or solicitation is unlawful. An offer will not be made in, nor will deposits be accepted in, any jurisdiction in which the making or acceptance thereof would not be in compliance with the laws of such jurisdiction. However, if an offer is made, TelecityGroup may, in its sole discretion, take such action as it may deem necessary to extend an offer in any such jurisdiction.

20	Interim Report: Three-month period ended 31 March 2015 This Interim Report is unaudited